

Mail Stop 3720

January 12, 2009

William L. Sklar
President
Integrated Media Holdings, Inc.
12000 Westheimer , Ste. 340
Houston, TX 77077-6531

> **Re: Integrated Media Holdings, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed January 5, 2009**
> **File No. 1-16381**

Dear Mr. Sklar:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment one from our letter dated January 2, 2009. We further note that this response indicates that the shareholders from whom you have obtained written consent for these transactions own 55,999,443 voting shares. However, your disclosure on page two still indicates that such shareholders own an aggregate of 63,097,155 voting shares. Please clarify this discrepancy.

2. We note your response to comment three of our letter dated January 2, 2009. Please provide us with the contracts governing the conversion of the company's convertible notes and certain shares of Series A preferred stock into shares of common stock so that we can evaluate the company's contractual obligations to issue additional shares of stock. We may have further comment upon receipt of these materials.

3. We note your response to comment four of our letter dated January 2, 2009. Please revise your information statement to include the disclosure you deleted from pages 14 and 33. It is important for investors to understand the background of the transactions contemplated by your information statement and the omitted disclosure describes the reasons for such transactions.

Questions and Answers, page 7

4. We note the revision made to the answer of the fifth question on page seven which now states that upon completion of the corporate transactions the outstanding shares of Series A Preferred Stock will "be convertible" into Arrayit's Series A Preferred Stock. Your previous information statement indicated that the outstanding shares of Series A Preferred Stock "will convert" upon completion of the transactions contemplated therein. Please explain the reason for this revision and the timing of such conversions.

Information Regarding Beneficial Ownership…, page 16

5. Please disclose how the number of shares of Series A Preferred Stock listed for each individual in this table is derived and explain why such shares do not have any voting rights reflected in the column titled "Total Shares the Series A Preferred Stock are Able to Vote."

6. We note your response to comment six from our letter dated January 2, 2009. The information provided in the revised footnotes does not appear to correlate with the information provided in the table of share ownership as of December 15, 2008 on page 11 or the supplemental information related to the conversion of debt on page 20 of your revised information statement. As an example, there are several apparent inconsistencies in footnote one:

    - The footnote indicates that WEM Equity Capital Investments, Ltd. ("WEM") will receive 1,831,688 shares upon the conversion of debt. The supplemental information provided on page 20 indicates that WEM will receive 458,000 shares upon the conversion of debt.

    - The footnote and the tabular disclosure indicate that WEM will have 164,837 shares of common stock upon conversion of its Series A preferred stock. However the table on page 11 indicates that WEM owned 355,505 shares of Series A preferred stock as of December 15, 2008. This amount of shares would convert into 113,762 shares of common stock based on the conversion ratio of 0.32.

- The footnote indicates that WEM will have 3,475 shares of common stock after the reverse stock split. However the table on page 11 indicates that WEM owned 71,946 shares of common stock as of December 15, 2008. This amount of shares would convert into 23,982 shares of common stock based on the exchange ratio of one share of Arrayit common stock for 30 shares of the company's common stock.

Please explain these discrepancies and the similar discrepancies in each of the footnotes to this table.

*   *   *   *

Please file a revised preliminary information statement in response to our comments. You may wish to provide us with marked copies of the filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jessica Plowgian, Attorney-Adviser, at (202) 551-3367, Kathleen Krebs, Special Counsel, at (202) 551-3810 or me at (202) 551-3810 with any other questions.

Sincerely,

/s
Larry Spirgel
Assistant Director

cc: Sonfield & Sonfield
      via facsimile: (713) 877-1547